Michael Page International Recruitment Limited
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 **f:** +44(0) 1932 264297
e: groupaccounts@michaelpage.com

09045430

RECEIVED

2009 FEB 25 A 10:49

16 February 2009

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holding(s) in Company - 1773M15
2. Total Voting Rights - 5905M17
3. Holding(s) in Company - 0417N17
4. Holding(s) in Company - 2196N10

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp. P.Stiles

Jeremy Tatham
Controller Corporate Reporting
Direct Line 01932 264143
jeremytatham@michalepage.com

PROCESSED
MAR 2 2009
THOMSON REUTERS

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:18 23-Jan-09
Number	1773M15

Michael Page
INTERNATIONAL

RNS Number : 1773M
Michael Page International PLC
23 January 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	Michael Page International Plc

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No

3. Full name of person(s) subject to notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3):	Vidacos Nominees
5. Date of transaction (and date on which the threshold is crossed or reached if different):	22 January 2009
6. Date on which issuer notified:	23 January 2009

7. Threshold(s) that is/are crossed or reached:	9%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0030232317	29,417,400	29,417,400	27,805,473	18,983,577	8,821,896	5.954%	2.767%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired	Percentage of voting rights

			(if the instrument exercised/converted)	

Total (A+B)	
Number of voting rights	Percentage of voting rights
27,805,473	8.721%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	investments_mo@standardlife.com Standard Life Investments Ltd
15. Contact telephone number:	(0131)245 6565

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	17:17 30-Jan-09
Number	5905M17

Michael Page INTERNATIONAL

RNS Number : 5905M
Michael Page International PLC
30 January 2009

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 318,850,515 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 318,850,515.

The above figure of 318,850,515 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:26 09-Feb-09
Number	0417N17

Michael Page
INTERNATIONAL

RNS Number : 0417N
Michael Page International PLC
09 February 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	MICHAEL PAGE

rights are attached:	INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	1. Lone Pine Capital LLC. 2. Stephen F. Mandel Jr.
4. Full name of shareholder(s) (if different from 3):	Morgan Stanley & Co.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	5 February 2009
6. Date on which issuer notified:	6 February 2009

7. Threshold(s) that is/are crossed or reached:	Below 6%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares (If possible use ISIN code)	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0030232317	20,834,878	20,834,878	17,340,086		17,340,086		5.44%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

			exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
17,340,086	5.44%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Lone Pine Capital LLC is the investment manager to several funds which indirectly hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy	

holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Jeffrey Wechselblatt Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830 USA
15. Contact telephone number:	+1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	10:41 12-Feb-09
Number	2196N10

Michael Page
INTERNATIONAL

RNS Number : 2196N
Michael Page International PLC
12 February 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	MICHAEL PAGE INTERNATIONAL PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	LEGAL & GENERAL GROUP PLC (L&G)
4. Full name of shareholder(s) (if different from 3):	LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)
5. Date of transaction (and date on which the threshold is crossed or reached if different):	10 FEBRUARY 2009
6. Date on which issuer notified:	11 FEBRUARY 2009
	FROM 4% - 3% (L&G)

7. Threshold(s) that is/are crossed or reached:	

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP0.01	13,368,196	13,368,196	12,731,958	12,731,958		3.99	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

			exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
12,731,958	3.99

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
LEGAL & GENERAL GROUP PLC (DIRECT AND INDIRECT)(GROUP) LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS) LIMITED (LGIMH)(DIRECT AND INDIRECT) LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED (INDIRECT)(LGIM) LEGAL & GENERAL GROUP PLC (DIRECT)(L&G)(12,731,958 - 3.99% = LGAS,LGPL & PMC) LEGAL & GENERAL INVESTMENT MANAGEMENT (HOLDINGS)

LIMITED (DIRECT) (LGIMHD)(11,580,332 - 3.63% = PMC)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC) (11,580,332 - 3.63% = PMC)

LEGAL & GENERAL INSURANCE HOLDINGS LIMITED (DIRECT)(LGIH)

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED (LGAS & LGPL)

LEGAL & GENERAL PENSIONS LIMITED (DIRECT)(LGPL)

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 318,850,515

14 Contact name:	HELEN LEWIS (LGIM)
15. Contact telephone number:	020 3124 3851

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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